

July 30, 2021

David P. Berg
Chief Executive Officer
European Wax Center, Inc.
5830 Granite Parkway, 3rd Floor
Plano, Texas 75024

      Re: European Wax Center, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 28, 2021
          File No. 333-257874

Dear Mr. Berg:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Recent Developments, page 10

1.   We note Footnote 1 to the table on page 10 that "store sales growth for the 13 weeks ended June 26, 2021 is calculated in comparison to the 13 weeks ended June 29, 2019 due to the significant decline in our sales in 2020 due to COVID-19." To ensure consistency with the other results and metrics in your table, please revise to include the metric for 2020. To provide additional context for this metric, please consider discussing in the footnote or narrative disclosure known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on this metric in light of the impact of COVID-19 in your business, if needed. Please make similar changes to the table on page 24 with respect to Footnote 2 and your presentation for the 13

David P. Berg
European Wax Center, Inc.
July 30, 2021
Page 2

weeks ended March 27, 2021 and the table on page 83.

You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services